SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  0-21321

CYMER, INC.

(Exact name of registrant as specified in its charter)

17075 THORNMINT COURT, SAN DIEGO, CALIFORNIA 92127  (858) 385-7300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Share Purchase Rights

(Title of each class of securities covered by this Form)

Common Stock, with $0.001 par value

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

                Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

                Approximate number of holders of record as of the certification or notice date:    None

                Pursuant to the requirements of the Securities Exchange Act of 1934, Cymer, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 2, 2004	By:	/s/ Nancy J. Baker
Nancy J. Baker
Senior Vice President and Chief Financial Officer